FOR RELEASE July 12, 2010, 9:00 a.m. EDT

Pure Nickel Releases Video Update on MAN, Alaska

To see the Social Media Release, click here: http://smr.newswire.ca/en/pure-nickel/pure-nickel-releases-video-update-on-man-alaska

TORONTO, July 12 /CNW/ - Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today issued a Social Media Release through Canada News Wire, which includes a video on Pure Nickel's major exploration project, MAN, Alaska.

MAN Alaska

Two drills are currently operating with the 2010 summer drilling program expected to complete approximately 8,000 metres. Additional geophysical surveys are being conducted simultaneously and are being used to further define target selection.

The property is currently under a joint venture agreement with ITOCHU Corporation of Tokyo. On March 25, 2010 ITOCHU exercised its right to vest a 30% interest in the property in consideration for having funded US $6.5 million on exploration over the past two years, committing to a US $7.5 million budget for 2010, and paying a US $500,000 vesting fee.

To see Pure Nickel's video on the MAN property click here:
http://www.youtube.com/watch?v=OA4DobC1Rbg

About Pure Nickel Inc.

Pure Nickel Inc. is a North American mineral exploration and development company with a premium portfolio of properties. With outstanding scientific, exploration and management teams and strong relationships with its joint venture partners Pure Nickel is focused on discovery and committed to aggressive exploration programs.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group Investor Relations
Jeff Walker
T. 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: Alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com